Richard Schaberg Partner Hogan Lovells US LLP Columbia Square 555 Thirteenth Street, NW Washington, DC 20004 T +1 202 637 5671 F +1 202 637 5910 Richard.schaberg@hoganlovells.com www.hoganlovells.com

October 25, 2018

BY EDGAR

Ms. Pamela A. Long

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	SB One Bancorp Registration Statement on Form S-4 Filed October 2, 2018
File No. 333-227651

Dear Ms. Long:

This letter is submitted on behalf of SB One Bancorp (the “Company”) in response to a comment from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in a letter to the Company dated October 22, 2018 with respect to the Company’s Registration Statement on Form S-4 filed on October 2, 2018 (the “Registration Statement”).

Concurrently with this response letter, the Company is filing Amendment No. 1 to the Registration Statement (the “Amended Registration Statement”), which will include changes in response to the Staff’s comment. We have reproduced the Staff’s comment in italics below followed by the response.

Division of Corporation Finance

October 25, 2018

Registration Statement on Form S-4 filed October 2, 2018

Cover Page

1.	Please disclose the material terms of Enterprise's termination right, such as the trading price for SB One common stock necessary for the termination right to apply, as well as the degree to which the stock would need to underperform the NASDAQ Bank Index (e.g. by 20% or more) and the "specified period of time" for which its performance will be assessed. Please further disclose the degree to which the exchange ratio would be increased to prevent termination if Enterprise elects to exercises its termination right. Please make corresponding revisions throughout your proxy statement/prospectus.

Response to Comment No. 1

In response to the Staff’s comment, the Company has revised the disclosure in the Amended Registration Statement on the cover page, pages 10-11 and page 30 to disclose the material terms of Enterprise’s termination right and the degree to which the exchange ratio would be increased to prevent termination if Enterprise elects to exercises its termination right.

Information About the Companies

Enterprise Bank N.J., page 35

2.	Please disclose the security ownership of Enterprise's directors and officers, as well as any beneficial owners of more than five percent of its common stock. Please refer to Item 18(a)(5)(ii) of Form S-4 and Item 403 of Regulation S-K for guidance.

Response to Comment No. 2

In response to the Staff’s comment, the Company has revised the disclosure in the Amended Registration Statement on pages 35-36 to disclose the security ownership of Enterprise’s directors and officers, as well as any beneficial owners of more than five percent of its common stock.

Division of Corporation Finance

October 25, 2018

The Merger

Material U.S. Federal Income Tax Consequences of the Merger

Tax Consequences of the Merger Generally, page 85

3.	Please direct counsel to revise the opinions attached as Exhibits 8.1 and 8.2 to opine on the material tax consequences to investors as set forth in the filing. Please refer to Section III.A of Staff Legal Bulletin No. 19 for guidance.

Response to Comment No. 3

In response to the Staff’s comment, counsel has revised the opinions attached as Exhibits 8.1 and 8.2 to the Amended Registration Statement to opine on the material tax consequences to investors as set forth in the filing.

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If you have any questions or would like further information concerning the Company’s response to your comment, please do not hesitate to contact me.

Sincerely,

/s/ Richard A. Schaberg

Richard A. Schaberg

cc:

Christopher Dunham

Staff Attorney

Steven M. Fusco

Senior Executive Vice President and Chief Financial Officer

SB One Bancorp